

GROUNDFLOOR CLUB

Platform curing loneliness and reconnecting humanity

groundfloorclub.com   San Francisco, CA   𝕏 in ⃝

Technology   SaaS   Subscription   VC-Backed   Repeat Founder

Highlights

VC-Backed
Raised $250K or more from a venture firm

Repeat Founder
Founder has started a previous company funded with $2M+

1 $2M revenue run rate, up 189% from 2022

2 4 locations opened in under 2 years

3 $3M from investors including 2048 Ventures, Vitalize, Jacob Jaber, (Co-Founder of Philz Coffee)

4 Profitable locations with 70% gross margins

5 1.4K members in current locations, growing 20% MoM

6 Proprietary technology including friendship matching algorithm

7 Featured in Forbes, The Information, San Francisco Chronicle, LA Times and more

Featured Investors

 **Gale Wilkinson**
Invested $751,000 ⓘ

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Syndicate Lead
Managing Partner at VITALIZE, a VC fund + angel group investing in WorkTech software. Founder at heart, previously starting 2 HR tech companies. Kauffman Fellows Class 23 & member of the OnDeck, Recast, and Oper8r networks.
gale.vc

Vitalize Ventures, Managing Partner
"We are excited about Groundfloor for a number of reasons. The management team has proven their ability to execute since VITALIZE Fund II's initial investment in August 2022. All three co-founders have extensive startup and operations experience. Groundfloor's

product offering is tech-first, making the experience seamless for customers. We believe that the company has taken a truly unique approach in the space with its focus on tech and community. Lastly, the revenue traction has been impressi…"

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Jacob Jaber

Invested $25,000 ⓘ

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Co-Founder of Philz Coffee

"Aside from Groundfloor's impressive technology, their most important asset is their…

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Our Team



Jamie Snedden Co-Founder & CEO

Trained architect, Fulbright Scholar, 2nd time founder



Jermaine Ijieh Co-Founder & CPO

Community builder, Product and data lover, 2nd time founder



Leutrim Rexhepi Co-Founder & CTO

Full-stack developer, 12+ years experience, 3rd time founder

Curing the loneliness epidemic through physical space and technology

physical space and technology


What is
GROUNDFLOOR?

Groundfloor builds technology and physical spaces to enable community in the real world.


We are more lonely than any time in modern history.

As a species, we are less connected than ever before. Over the past 20 years, time spent with other people has decreased by 70%. This was greatly exacerbated by the Covid-19 pandemic. In 2023 the US Surgeon General declared loneliness to be ‘the new epidemic’, citing that social isolation is more dangerous than smoking 15 cigarettes a day.

We are social creatures but modern life & the decline of traditional institutions (schools, places of worship, physical offices) has left millions of people dangerously disconnected.



Odds of premature mortality
Lacking social connection
Smoking up to 15 cigarettes daily
Drinking 6 alcoholic drinks daily
Physical inactivity
Obesity
Air pollution
0
0.1
0.2
0.3
0.4
0.5
0.6
0.7
0.8
No effect
Confidence intervals

Sources: Office of the U.S. Surgeon General

Our mission is to cure the loneliness epidemic

Our solution is to rebuild the toolkit required to make friends as an adult. Groundfloor's solution is to create neighborhood community hubs. These are physical spaces specifically designed to cultivate community and friendship. Members of Groundfloor communities use these spaces for wellness, work and social activities, all powered by our technology.

Explosive growth from launch to >$2M recurring revenue in < 2 years

- Membership is growing 10-20% MoM with 1.4K current members

across all locations

- \>350 LA members confirmed already pre-opening; last drop sold out in 6 minutes

- 2023 revenues were $1.47M, up 189% YoY from $507K in 2022

- All time revenues at $2.28M

Annualized run rate



Members





400

200

Jan 2022   Mar   May   Jul   Sept   Nov   Jan 2023   Mar   May   Jul   Sept   Nov   Jan 2024

We have a unique community-first approach

Groundfloor is unique to other membership based social organizations because of our singular focus on empowering community. 90%+ of experiences, events and classes at Groundfloor locations are led by the members of the community itself, creating a unique bottoms-up approach to building community and a uniquely immersive experience.

Our technology is powerful and proprietary

We have built the end-to-end platform to power community in the physical world. Our proprietary algorithm introduces members to each-other based on mutual interests, passions and life stages. We give our members the tools to start groups and share and monetize their passions. Our backend operating system is a single solution to run a physical community space from security to door access and onsite purchases.



From 1 to 4 locations in less than 2 years

Groundfloor was founded coming out of the Covid 19 pandemic as an antidote to loneliness and social isolation. We have expanded rapidly. In March 2022 we opened our first location in San Francisco. In April 2023 we opened in Oakland, and in September 2023 we opened in San Rafael. In April 2024 we open in Echo Park, Los Angeles.




GROUND FLOOR
SAN FRANCISCO
March 2022
GROUND FLOOR
OAKLAND
April 2023
GROUND FLOOR
SAN RAFAEL
September 2023
GROUND FLOOR
LOS ANGELES
April 2024


We've impacted thousands of lives

Since launching in San Francisco 2 years ago we have supercharged the social lives of >1,000 members. We've spawned countless lifelong friendships, grown to launch dozens of interest groups, hosted >5,000 events and had become the default gathering spot in the communities we serve.


"People recognize me here now, and I'm always invited and included"
Soukaina T.
"There's a little something for everyone at Groundfloor and the sheer amount of unique personalities you can meet and still connect with easily is one of my favorite things"
Vivek V.
"I'm really passionate about building community, and Groundfloor has become a large part of that"
Daniel E.

Highly profitable model: 70% gross margins and fast expansion

Our business model is straightforward, and sustainable. We charge a $200 monthly membership fee. We pre-sell memberships to new locations to ensure that every location is at (or near) break-even before doors open.

- Locations are 4-8 week build-out, average cost $200K, break-even in <2 months

- All locations are profitable; 50-70% four wall gross margin at full capacity

- 31:1 LTV:CAC ratio; $50 cost to acquire member repaid 4x in month 1 of membership

We will 10x our revenue in next 2 years

Forward-looking statements are not guaranteed.

On a daily basis we have people reaching out to us to open a Groundfloor in their city. Over the next 24 months we will open 12 more locations, going from 1K members to 10K and $2M ARR to $20M ARR.





This is a $10B opportunity

There are 7.2M people in our target demographic across the US giving us a total available market of $10.2B. Based on performance to-date we only need 36K of them to hit $100M in annual revenue (0.005% of the total available market).


Experienced founding team backed by world-class institutional VC

We've raised $3M to-date from institutional venture capitalists including 2048 Ventures, Vitalize, Gaingels and notable angels including Jacob Jaber, Co-Founder & CEO, Philz Coffee and Varsha Rao, former COO, Airbnb.

Founding team are all repeat founders: CEO Jamie: architect, Fulbright scholar, hospitality background; CPO Jermaine: Product, community, data science; CTO Leutrim: >10 years full-stack development.


Our story has resonated since day 1 - be part of it!

We've been featured in Forbes, ABC News, The Guardian, LA Times, SF Chronicle and others:


ABC7 SOLUTIONS
GROUNDFLOOR CLUB AIMS TO BE SOLUTION FOR
The Guardian
San Francisco Chronicle
Sign in
BAY AREA // SAN FRANCISCO
'Like a psychologist, but it's a place': One S.F.
Forbes
FORBES › LEADERSHIP › DIVERSITY, EQUITY & INCLUSION
Groundfloor's Jamie Snedden


SOCIAL ISOLATION AND TO BRING COMMUNITIES TOGETHER
By Phillip Palmer
Tuesday, December 19, 2023
Friendship
Anti-loneliness club offers friendship for $200 a month - and thousands have signed up
California's Groundfloor club targets the isolation epidemic with an 'after-school club' for the post-30 set
business is targeting the needs of lonely remote workers
Talks Growth, Expansion, Connection In New Interview
Los Angeles Times
Would you pay $200 a month to make friends in L.A.? You'll need to get in line
This San Francisco start-up is aiming to create a space where it's easier to start friendships. Its first Los Angeles location already has a 2,000-person waitlist.
The San Francisco Standard
Business
This new $200-per-month friendship startup already has a waitlist
NBC BAY AREA
MAKING FRIENDS IN SAN FRANCISCO
SAN FRANCISCO · DECEMBER 22, 2022 7:39 AM
SF Workspace Club Groundfloor Adds Social Element to Remote Work
marin living.
Work and Play Is Reimagined at Groundfloor
NORTH BAY Business Journal
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NBBJ EVENTS BUSINESS EVENTS CONSTRUCTION
San Rafael's Groundfloor aims to ease workplace loneliness

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